SUBSIDIARIES OF ADINO ENERGY CORPORATION

Name of subsidiary	State of incorporation or organization	Assumed names

Intercontinental Fuels, LLC	Texas	N/A

AACM3, LLC	Texas	Petro 2000
Exploration

PetroGreen Energy, LLC	Nevada	N/A

Adino Exploration, LLC	Texas	Adino Exploration

Petro 2000
Exploration Co.

Adino Drilling, LLC	Texas	N/A